     As filed with the Securities and Exchange Commission on June 29, 2001.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                              --------------------

                            PONTOTOC PRODUCTION, INC.
                            (Name of Subject Company)

                            PONTOTOC PRODUCTION, INC.
                      (Name of Person(s) Filing Statement)
                              --------------------

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)

                                   732763 10 7
                      (CUSIP Number of Class of Securities)
                              --------------------
                            JAMES "ROBBY" ROBSON, JR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            PONTOTOC PRODUCTION, INC.
                                  808 EAST MAIN
                               ADA, OKLAHOMA 74820
                                 (580) 436-6100
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                              ROBERT A. CURRY, ESQ.
                                CONNER & WINTERS
                           A PROFESSIONAL CORPORATION
                             3700 FIRST PLACE TOWER
                               15 EAST 5TH STREET
                           TULSA, OKLAHOMA 74103-4344
                                 (918) 586-5711

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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ITEM 1.   SUBJECT COMPANY INFORMATION.

     The name of the subject company is Pontotoc Production, Inc., a Nevada corporation ("Pontotoc"). The address of Pontotoc's principal executive offices is 808 East Main, Ada, Oklahoma 74820, and its telephone number is (580) 436-6100.

     The title of the class of Pontotoc's equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 relates is the common stock, par value $.0001 per share, of Pontotoc (the "Common Stock" or the "Shares"). As of June 14, 2001, there were 5,323,695 Shares outstanding and 129,050 Shares issuable upon the exercise of outstanding options.

ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON.

     This Schedule 14D-9 is being filed by Pontotoc. The name, address and telephone number of Pontotoc are set forth in Item 1 above.

     This Schedule 14D-9 relates to the offer by Pontotoc Acquisition Corp., a Nevada corporation (the "Purchaser") and a direct wholly owned subsidiary of Ascent Energy Inc., a Delaware corporation ("Ascent Energy"), to exchange (i) $9.00 in cash and (ii) one share of Ascent Energy's 8% Series B mandatorily convertible preferred stock having a liquidation preference of $2.50 per share for each issued and outstanding Share, upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated June 29, 2001 (the "Prospectus"), and the related Letter of Transmittal (which, together with the Prospectus and all amendments and supplements thereto, constitute the "Offer"). Ascent Energy's 8% Series B mandatorily convertible preferred stock is convertible by the holder at any time, unless earlier redeemed, into shares of Ascent Energy's common stock at an initial conversion rate of 0.1878395 shares of Ascent Energy common stock per share of Series B mandatorily convertible preferred stock. The Series B mandatorily convertible preferred stock will automatically convert into shares of Ascent Energy common stock on the second anniversary date of the initial date of issuance.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 19, 2001, as amended June 7, 2001, by and among Pontotoc, the Purchaser and Ascent Energy (the "Merger Agreement"). Subject to certain terms and conditions of the Merger Agreement, the Purchaser will be merged with and into Pontotoc (the "Merger") as soon as practicable after the consummation of the Offer, with Pontotoc continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly owned subsidiary of Ascent Energy. At the effective time of the Merger, each Share then outstanding (other than Shares held by Ascent Energy, the Purchaser, Pontotoc and stockholders who perfect their dissenters' rights under Nevada law) will be converted into the right to receive the same amount of cash and shares of Ascent Energy's 8% Series B mandatorily convertible preferred stock as is being offered in


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the Offer. The Merger Agreement and the amendment thereto are included as exhibits (e)(1) and (e)(2) hereto and are incorporated herein by reference.

     In connection with the Merger Agreement, each executive officer and director of Pontotoc, James "Robby" Robson, Jr., Todd Robson, James Robson, Sr., Brian K. Gourley, Timothy A. Jurek and Lyle P. Phillips, and certain other individual stockholders of Pontotoc, entered into a Stockholders' Agreement with Ascent Energy, dated as of January 19, 2001 (the "Stockholders' Agreement"), pursuant to which they have agreed, among other things, to tender all their Shares pursuant to the Offer. These persons currently hold, in the aggregate, 2,023,532 Shares, or approximately 38% of Pontotoc's Shares currently outstanding. A copy of the Stockholders' Agreement is included as exhibit (e)(3) hereto and is incorporated herein by reference.

     As set forth in the Prospectus, the address of the principal executive offices of Ascent Energy and the Purchaser is 650 Poydras Street, Suite 2200, New Orleans, Louisiana 70130.

ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described or referred to below, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between Pontotoc or its affiliates and (1) its executive officers, directors or affiliates or (2) Ascent Energy, the Purchaser or their executive officers, directors or affiliates.

     Certain agreements, transactions and relationships between Pontotoc and certain of its executive officers and directors are described under the headings "Board of Directors," "Executive Compensation" and "Certain Relationships and Related Transactions" in the Information Statement attached as Annex B hereto. The Information Statement is being furnished to Pontotoc's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14(f)-1 under the Exchange Act in connection with Ascent Energy's right, after consummation of the Offer, to designate persons to be appointed to the Board of Directors of Pontotoc (the "Board") other than at a meeting of Pontotoc's stockholders.

     THE MERGER AGREEMENT. The summary of the Merger Agreement and the description of the conditions of the Offer and the Merger contained in the Prospectus, which is included as exhibit (a)(1) to this Schedule 14D-9 and which is being mailed to stockholders of Pontotoc together with this Schedule 14D-9, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

     THE STOCKHOLDERS' AGREEMENT. As discussed in Item 2 above, in connection with the Merger Agreement, the directors of Pontotoc entered into the Stockholders' Agreement, pursuant to which the directors have agreed, among other things, to tender all their Shares pursuant to the Offer. The summary of the Stockholders' Agreement contained in the Prospectus is incorporated


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herein by reference. Such summary is qualified in its entirety by reference to the Stockholders' Agreement.

     DIRECTOR NOMINATION. Ascent Energy has agreed to cause James "Robby" Robson, Jr. to become a member of the board of directors of Ascent Energy as of the effective time of the Merger. Mr. Robson will also be an employee of the Surviving Corporation.

     EFFECT OF THE MERGER ON ELECTION OF DIRECTORS. The Merger Agreement provides that, promptly upon the purchase of and payment by the Purchaser for Shares equal to at least a majority of the outstanding Shares pursuant to the Offer, Ascent Energy will be entitled to designate such number of directors on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying (1) the total number of directors on the Board by (2) the percentage that the number of Shares so purchased by the Purchaser bears to the total number of outstanding Shares.

     The Merger Agreement provides that Pontotoc will take all action reasonably necessary to cause Ascent Energy's Board designees to be elected or appointed to Pontotoc's Board of Directors, including increasing the number of directors or seeking and accepting resignations of incumbent directors, or both, and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, cause Ascent Energy's designees to be so elected.

     Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, Pontotoc will continue to have, until the effective time of the Merger, at least two members of the Board who were directors at the time the Merger Agreement was entered into. Following the election or appointment of Ascent Energy's designees to the Board and prior to the effective time of the Merger, the concurrence of the two continuing directors will be required for Pontotoc to
(i) amend or terminate the Merger Agreement, (ii) extend the time for performance of any of the obligations of Ascent Energy or the Purchaser under the Merger Agreement, (iii) waive any condition of, or any of the rights, benefits or remedies of Pontotoc or its stockholders under, the Merger Agreement, or (iv) approve any other action by Pontotoc likely to adversely affect the interests of Pontotoc's stockholders with respect to the transactions contemplated by the Merger Agreement.

     EFFECT OF THE MERGER ON INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The articles of incorporation and bylaws of the Surviving Corporation shall contain provisions that are at least as favorable with respect to exculpation and indemnification as those currently set forth in the articles of incorporation and bylaws of Pontotoc, which provisions shall not be amended, repealed or otherwise modified for a period of three years from the effective time of the Merger in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the effective time of the Merger, were directors, officers, employees or agents of Pontotoc.

     For a period equal to the lesser of the applicable statute of limitations or five years after the effective time of the Merger, Ascent Energy will either
(i) cause the Surviving Corporation to


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maintain in effect, if available, directors' and officers' liability insurance covering those persons currently covered by Pontotoc's policy on terms comparable to those currently in effect; provided, that neither Ascent Energy nor the Surviving Corporation shall be required to expend in excess of 150% of the annual premium currently paid by Pontotoc for such coverage (or such coverage as is available for 150% of the annual premium); or (ii) if mutually agreed between Pontotoc and Ascent Energy, purchase directors' and officers' liability insurance on terms comparable to those applicable to the current directors and officers of Pontotoc covering all periods prior to the effective time of the Merger.

     EFFECT ON OPTIONS. Pursuant to the Merger Agreement, immediately prior to the effective time of the Merger each outstanding option to purchase Common Stock shall be cancelled and converted into an obligation of the Surviving Corporation to pay, and the right of the holder thereof to receive, a lump sum cash payment equal to the product of (i) the amount by which $10.50 exceeds the exercise price of the option and (ii) the number of Shares subject to the option, reduced by any required withholding taxes. James "Robby" Robson, Jr., Todd Robson and James Robson, Sr., all of whom are directors of Pontotoc, own options to purchase an aggregate of 52,500 Shares.

     SUBSIDIARY RESTRUCTURING. As contemplated by the Merger Agreement, on March 1, 2001, Pontotoc acquired the remaining 55% ownership interest which it did not own in Pontotoc Holdings, Inc. from Timothy A. Jurek, a director of Pontotoc, and others for consideration consisting solely of an aggregate of 110,000 Shares.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     RECOMMENDATION OF PONTOTOC'S BOARD OF DIRECTORS

     The Company's Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and has determined that the Offer and the Merger are fair to and in the best interests of Pontotoc's stockholders. The Company's Board of Directors unanimously recommends that Pontotoc's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     A letter to Pontotoc's stockholders communicating the recommendation of Pontotoc's Board of Directors is included as exhibit (a)(6) hereto and is incorporated herein by reference.


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

     BACKGROUND; REASONS FOR THE RECOMMENDATION

     BACKGROUND. In November 1999, Pontotoc engaged Cochise Capital Inc. ("Cochise Capital") to act as its financial advisor to assist Pontotoc in enhancing its value. In June 2000, Cochise Capital arranged a meeting between Jeffrey Clarke, in his individual capacity, and James "Robby" Robson, Jr., President and Chief Executive Officer of Pontotoc, to discuss a possible joint venture to pursue acquisition, drilling and development activities with respect to certain of Pontotoc's oil and gas properties. On June 8, 2000, Mr. Clarke met with Mr. Robson and a representative of Cochise Capital at Pontotoc's offices to discuss the possible joint venture.

     In July and August 2000, after discussions regarding the possible joint venture were abandoned due to Pontotoc's lack of interest, Mr. Clarke, who was appointed as President of Forman Petroleum Corporation, Ascent Energy's parent, in June 2000, contacted Mr. Robson and Cochise Capital to discuss Pontotoc's interest in being acquired by Forman or one of its affiliates primarily for cash. The parties decided to pursue further discussions and evaluations and agreed to schedule a meeting for such purposes at Pontotoc's offices.

     On August 21, 2000, representatives of Forman met with representatives of Pontotoc, including Mr. Robson, at Pontotoc's offices in Ada, Oklahoma, to discuss the proposed acquisition of Pontotoc by Forman. At the meeting, Forman and Pontotoc entered into a confidentiality agreement, after which Pontotoc provided Forman with background information concerning Pontotoc's reserves and other financial matters and agreed to provide Forman with more information concerning Pontotoc's operations.

     Throughout August and September 2000, Forman conducted a due diligence review of Pontotoc and its operations.

     In September 2000, Mr. Clarke and Daniel O. Conwill, IV, a representative of one of Forman's largest shareholders, met with Mr. Robson to discuss an initial bid to acquire Pontotoc for cash. After discussions with Mr. Robson, it was agreed that, primarily due to concerns regarding Forman's credit worthiness and general reputation as a result of its prior bankruptcy and the desire to operate through a Delaware corporation, the acquisition would be made by a newly formed entity affiliated with Forman. The entity that was ultimately formed for this purpose is Ascent Energy, whose board of directors included individuals who were negotiating with Pontotoc on its behalf. Over the next few weeks, Mr. Robson negotiated with representatives of Forman, primarily Mr. Clarke, with respect to the acquisition price. As a compromise on the cash purchase price, it was agreed that Ascent Energy would issue convertible securities to Pontotoc's stockholders in addition to paying $9.00 in cash per share. The parties continued to negotiate the terms of the convertible securities, including the conversion rate and the dividend preference.

     In October 2000, following continued discussions between representatives of Forman and Pontotoc, primarily Mr. Clarke and Mr. Robson, the parties reached an agreement as to the principal economic terms of the transaction, subject to finalizing Forman's due diligence, negotiation of a definitive agreement and the approval of each party's board of directors. The parties agreed to an acquisition price of $9.00 in cash per share plus preferred stock convertible into 10% of Ascent Energy's common stock on a fully diluted basis after giving effect to the acquisition of Pontotoc and Ascent Energy's related equity financing. The parties also agreed that the preferred stock would bear an 8% dividend and be mandatorily convertible into common stock two years after its issuance. Because Ascent Energy is a closely-held independent energy company, the preferred stock would not be listed on any securities market or exchange and no trading market was expected to develop, the parties also agreed that the preferred stock would have a liquidation preference of $2.50 per share. In addition, the parties agreed that the preferred stock would rank equal to the preferred stock issued by Ascent Energy to partially fund the acquisition of Pontotoc and senior to or equal with any other Ascent Energy preferred stock.

     During December 2000, as the parties were negotiating the terms of the merger agreement, Pontotoc contacted C. K. Cooper & Company, the only investment banking firm then providing market coverage of Pontotoc, about providing a fairness opinion to Pontotoc's Board of Directors in connection with this transaction. Pontotoc formally engaged C. K. Cooper & Company for this purpose on January 11, 2001.

     On January 18, 2001, the Pontotoc Board of Directors held a special meeting to consider the Offer, the Merger and the Merger Agreement. Prior to the meeting, C. K. Cooper & Company delivered to Mr. Robson its oral opinion, subsequently confirmed in writing, that, based on matters set forth in its opinion, the consideration to be received by the holders of Pontotoc common stock in the Offer and Merger pursuant to the Merger Agreement was fair to such holders, as a group, from a financial point of view. At the special meeting of Pontotoc's Board of Directors, Mr. Robson reviewed the background of the proposed Offer and Merger, the terms of the Merger Agreement and related documents, and the potential benefits of the Offer and Merger to Pontotoc's stockholders. Mr. Robson then advised the Pontotoc Board of the oral opinion delivered by C. K. Cooper & Company. Following discussion, the Pontotoc Board unanimously determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable and fair to and in the best interests of Pontotoc and its stockholders, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and unanimously recommended that Pontotoc's stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

     On January 19, 2001, the board of directors of Ascent Energy approved the Merger Agreement and the transactions contemplated thereby, and the board of directors and stockholders of the Purchaser approved the Merger Agreement and the transactions contemplated the by the Merger Agreement.


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     Late in the evening on January 19, 2001, the Purchaser, Ascent Energy, and
Pontotoc executed and delivered the Merger Agreement

     On January 22, 2001, Pontotoc issued a press release announcing the execution and delivery of the Merger Agreement. The press release is included as exhibit (a)(7) hereto and is incorporated herein by reference.

     REASONS FOR THE BOARD'S CONCLUSIONS. In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, Pontotoc's Board of Directors considered a number of factors, including:

     - The opinion of C. K. Cooper & Company to the effect that, as of January 19, 2001, the consideration to be paid in the Offer and the Merger under the Merger Agreement was fair from a financial point of view to Pontotoc's stockholders. The full text of the written opinion of C. K. Cooper & Company, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A-1 hereto and is incorporated herein by reference. The opinion of C. K. Cooper & Company included as Annex A-1 hereto refers to the aggregate consideration to be received by the Pontotoc stockholders. In light of the fact that C. K. Cooper & Company was not asked to and did not express an opinion as to the non-cash portion of the consideration and in order to clarify the meaning of the opinion, Pontotoc requested an additional letter from
          C. K. Cooper & Company. This letter, which is included as Annex A-2 hereto, clarifies that, without regard to the value of the non-cash consideration, the aggregate consideration to be received by the Pontotoc stockholders, as a group, in the transactions was fair, from a financial point of view, to such holders.

     - The fact that the consideration and other terms of the Merger Agreement resulted from arms-length negotiations between Pontotoc and Ascent Energy, and the Pontotoc Board of Directors' belief that $9.00 in cash plus one share of Ascent Energy 8% Series B mandatorily convertible preferred stock for each share of Pontotoc common stock represented the highest per share consideration that could be negotiated with Ascent Energy. The Series B mandatorily convertible preferred stock will have a liquidation preference of $2.50 per share and will be convertible, at the option of the holder unless sooner redeemed, into shares of Ascent Energy common stock at an initial conversion rate of 0.1878395 shares of Ascent Energy common stock in the aggregate, which will represent 10% of the fully diluted shares of Ascent Energy common stock outstanding immediately after consummation of the transactions contemplated by the Merger Agreement.


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     -    Pontotoc's financial condition, results of operations and business and strategic objectives, as well as the risks involved in achieving those objectives.

     - Pontotoc is a small public company in an industry in which many of its competitors are much larger and better capitalized. It is very difficult for a company the size of Pontotoc to access the capital markets because it is too small to gain the interest of most industry investors. It is also difficult for such a small company to compete with larger competitors for the acquisition of additional properties to expand its business.

     - A review of the possible alternatives to the transaction contemplated by the Merger Agreement, including continuing to operate Pontotoc as an independent entity, a strategic acquisition of another company, a strategic merger with another company in the same industry and a sale or partial sale of Pontotoc through a merger or by other means, and, in respect of each alternative, the timing and the likelihood of actually accomplishing the alternative.

     - The financial and valuation analyses presented to the Board of Directors of Pontotoc by C. K. Cooper & Company, including market prices and financial data relating to other companies engaged in businesses considered comparable to Pontotoc and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of Pontotoc.

     - The trading history of Pontotoc's common stock, which has been characterized by low daily trading volumes and the resulting illiquidity, typical of companies of similar size.

     - The liquidity and certainty of value of the cash consideration to be paid to Pontotoc's stockholders, as well as the receipt of the Ascent Energy mandatorily convertible Series B preferred stock by Pontotoc's stockholders which will provide the opportunity to retain an equity investment in a more diversified asset base. The Board of Directors of Pontotoc was aware that the cash consideration to be received by Pontotoc's stockholders in the Offer and Merger would be taxable to such stockholders for federal income tax purposes.

     - The commitment by Ascent Energy in the Merger Agreement to use all reasonable best efforts to consummate the Offer and the Merger, including its reasonable best efforts to obtain financing for the acquisition.

     - The fact that the Offer and the Merger provide for a prompt exchange offer for all Pontotoc Shares to be followed by a second-step merger at the same


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          consideration, thereby enabling Pontotoc's stockholders to obtain the benefits of the transaction at the earliest possible time.

     - The financial ability of Ascent Energy to consummate the Offer and the Merger. In this regard, the Pontotoc Board of Directors noted that Ascent Energy had received an executed commitment letter from a financial institution providing for a portion of the financing necessary to purchase the Shares and to pay transaction fees in connection with the Offer and the Merger.

     - The fact that the Merger Agreement permits Pontotoc to furnish information to and participate in negotiations with third parties in response to a takeover proposal if a majority of the Pontotoc Board of
          Directors:

          - reasonably determines, after consultation with Pontotoc's financial advisor, that such takeover proposal constitutes a superior proposal; and

          - determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

     - The fact that the Pontotoc Board of Directors is permitted to terminate the Merger Agreement if, prior to the purchase of Shares pursuant to the Offer, a superior proposal is received by Pontotoc and the Pontotoc Board of Directors reasonably determines in good faith, after receiving the advice of outside legal counsel, that it is necessary to terminate the Merger Agreement and enter into a new agreement to effect the superior proposal in order to comply with its fiduciary duties under applicable law.

     The Pontotoc Board of Directors also considered the following possible negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement:

     - The fact that the Merger Agreement requires Pontotoc to pay a termination fee of $3.2 million if the Merger Agreement is terminated under circumstances specified in the Merger Agreement.

     - The fact that the business goals and objectives of the combined company following consummation of the Merger, including the amount of leverage, may differ from those of the current management of Pontotoc, and the current management of Pontotoc will have no control over the future operations of the combined company following the Merger.


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     -    Whether the combined company will have equal or greater access to capital than Pontotoc has individually, which would allow the combined company to continue to pursue Pontotoc's business plans on a timely basis.

     - The fact that Ascent Energy is a small closely-held independent energy company and that there is no public market for either Ascent Energy's Series B mandatorily convertible preferred stock or common stock. The value of Ascent Energy's preferred stock and common stock is uncertain and may fluctuate over time as a result of the market and liquidity for its securities as well as broad industry and market fluctuations. Ascent Energy did not make any representation of value of its preferred stock or common stock to Pontotoc in connection with the Merger Agreement, and Pontotoc's obligations under the Merger Agreement are not conditioned on receipt of any independent valuation or specified value. In negotiating the Merger Agreement and in connection with Ascent Energy's request that Pontotoc's outstanding employee options be cancelled, Pontotoc's Board of Directors negotiated with Ascent Energy the payment of an amount equal to $10.50 less the exercise price for each employee option. In negotiating this amount, Pontotoc's Board of Directors used an implied value of $1.50 per share of the preferred stock. Pontotoc's Board of Directors did not obtain any independent determination of the value of the Series B mandatorily convertible preferred stock other than the receipt of the fairness opinion from C. K. Cooper & Company. C. K. Cooper & Company did not separately determine the value of the Series B mandatorily convertible preferred stock or Ascent Energy's offer in connection with rendering its fairness opinion. However, for purposes of preparing Ascent Energy's pro forma financial statements included in the Prospectus accompanying this Schedule 14D-9, Ascent Energy has valued the preferred stock at $.49 per share. Ascent Energy did not use a $1.50 per share value in preparing its pro forma financial statements because the amount to be paid to cancel Pontotoc's outstanding employee options is minimal when compared to the total consideration and the $.49 per share was more evident of the preferred stock value under generally accepted accounting principles due to the uncertainty of the value of Ascent Energy's preferred stock and common stock. The value of the preferred stock could be either greater or less than either of these amounts.

     After taking into account consideration of all the factors set forth above, the Pontotoc Board of Directors determined that the potential benefits of the Offer and Merger outweighed the potential detriments. The foregoing discussion of the information and factors considered by the Pontotoc Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Pontotoc Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find


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it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.

INTENT TO TENDER

     To the best of Pontotoc's knowledge, each of Pontotoc's executive officers and directors intends to tender all Shares which are held of record or beneficially owned by such person, other than Shares issuable upon the exercise of stock options, pursuant to the Offer. In addition, Pontotoc's executive officers and directors and certain other stockholders of Pontotoc have entered into the Stockholders' Agreement with Ascent Energy described in Items 2 and 3 above, pursuant to which these persons have agreed, among other things, to tender their Shares in the Offer. These persons hold, in the aggregate, approximately 38% of the outstanding Shares.

ITEM 5.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     FAIRNESS OPINION. C. K. Cooper & Company was engaged to undertake an analysis to enable C. K. Cooper & Company to provide an opinion to the Board of Directors of Pontotoc for its consideration as to the fairness to Pontotoc's stockholders, from a financial point of view, of the aggregate consideration to be received by them in the Offer and the Merger. Pursuant to the terms of its engagement, Pontotoc has agreed to pay C. K. Cooper & Company a fee of $35,000, plus reasonable out-of-pocket expenses. No portion of C. K. Cooper & Company's fee was contingent upon either the consummation of the Offer or the Merger or whether C. K. Cooper & Company rendered a favorable opinion with respect to the proposed transaction.

     FINANCIAL ADVISORY FEE. Pursuant to the terms of a letter agreement entered into as of October 20, 2000, Pontotoc retained Cochise Capital to provide certain financial advisory services to Pontotoc in connection with the Offer and the Merger. The Company has agreed to pay Cochise Capital a cash fee in an amount equal to 1.25% of the aggregate value of the consideration received by Pontotoc's stockholders and to reimburse Cochise Capital for reasonable out-of-pocket expenses. The Company has agreed to pay Cochise Capital a "termination fee" of $250,000 if Pontotoc accepts a competing acquisition proposal that triggers a termination fee payable to Ascent Energy under the Merger Agreement. In addition, Pontotoc has agreed to indemnify Cochise Capital and affiliates against certain liabilities, including liabilities under federal securities laws, arising out of its engagement.

     Neither Pontotoc nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.   INTEREST IN SECURITIES OF SUBJECT COMPANY.

     At various dates from June 1 through June 21, 2001, James Robson, Sr. sold an aggregate of 50,000 shares of Common Stock of Pontotoc at prices ranging from $9.80 per share to $9.89 per share (for an aggregate of $491,715). The sales were made in ordinary brokers' transactions pursuant to Rule 144 under the Securities Act of 1933, as amended. Except as described above, no transactions in the Shares have been effected during the past 60 days by Pontotoc or, to the best of Pontotoc's knowledge, by any executive officer, director, affiliate or subsidiary of Pontotoc.

ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, Pontotoc is not currently undertaking or engaged in any negotiations or discussions in response to the Offer that relate to or would result in (i) a tender offer for or other acquisition of securities by or of Pontotoc, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Pontotoc or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Pontotoc or any of its subsidiaries, or (iv) any material change in the present capitalization, indebtedness or dividend policy of Pontotoc.

     (b) Except as described in Items 3 and 4 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.   ADDITIONAL INFORMATION.

     ASCENT'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD OF DIRECTORS

     The Information Statement attached as Annex B hereto is being furnished to Pontotoc's stockholders in connection with the possible designation by Ascent Energy, pursuant to the Merger Agreement, of certain persons to be appointed to Pontotoc's Board of Directors other than at a meeting of Pontotoc's stockholders.

     NEVADA LAW

     DISSENTERS' RIGHTS. Pontotoc stockholders do not have dissenters' rights under Nevada law in connection with the Offer. However, if the Merger is consummated, stockholders of Pontotoc who have not tendered their Shares pursuant to the Offer have certain rights under Nevada law to dissent from the Merger and demand payment in cash of the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any appreciation or depreciation in value in anticipation of the transaction, unless such exclusion would be inequitable) required to be paid in cash to such dissenting holders for their Shares. The value so determined could be more or less than the consideration per Share pursuant to the Offer and the Merger. The discussion of dissenters' rights under Nevada law and their availability with respect to the Merger, as set forth in the Prospectus, is incorporated herein by reference.

     NEVADA STATE TAKEOVER LAWS. Nevada law contains two separate
"anti-takeover" statutory provisions relating to the acquisition by a person or entity of a "controlling interest" and business combinations with "interested stockholders." The Offer and the Merger are not subject to these statutory provisions. The discussion of these laws contained in the Prospectus is incorporated herein by reference.

     ANTITRUST MATTERS

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and the required waiting period has been satisfied or early termination of the waiting period has been granted. The acquisition of the Shares pursuant to the Offer and the subsequent Merger is not subject to such requirements.

ITEM 9.   EXHIBITS.

     The following Exhibits are filed herewith:


Exhibit                                Description
-------                                -----------
(a)(1)    Prospectus, dated June 29, 2001 (incorporated herein by reference to the prospectus included in the Registration Statement on Form S-4
          (File No. 333-57746) of Ascent Energy Inc. (the "Ascent Energy S-4")).

(a)(2) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Ascent Energy S-4).

(a)(3)    Opinion of C. K. Cooper & Company, Inc., dated January 19, 2001
          (included as Annex A-1 hereto).

(a)(4)    Supplemental Opinion of C. K. Cooper & Company, Inc., dated June 28,
          2001 (included as Annex A-2 hereto).

(a)(5)    Information Statement of Pontotoc Production, Inc. pursuant to Section
          14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder
          (included as Annex B hereto).



Exhibit                                Description
-------                                -----------
(a)(6)    Letter to the Stockholders of Pontotoc Production, Inc., dated June
          29, 2001.

(a)(7)    Press Release dated January 22, 2001.

(a)(8)    Press Release dated June 8, 2001.

(e)(2) Amendment No. 1, dated June 7, 2001, to Agreement and Plan of Merger dated February 19, 2001, by and among Pontotoc Production, Inc.,
          Ascent Energy, Inc. and Pontotoc Acquisition Corp. (incorporated herein by reference to Exhibit 2.2 to the Ascent Energy S-4).

(e)(3) Stockholders' Agreement, dated as of January 19, 2001, by and among Ascent Energy Inc., James "Robby" Robson, Jr., Todd Robson, James
          Robson, Sr., Brian K. Gourley, Timothy A. Jurek and Lyle P. Phillips
          (incorporated herein by reference to Exhibit 10.1 to the Ascent Energy
          S-4).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Pontotoc Production, Inc.

                                               By: /s/ James "Robby" Robson, Jr.
                                                   -----------------------------
                                                   James "Robby" Robson, Jr.
                                                   President and Chief Executive
                                                   Officer
Dated:  June 29, 2001

                                                                       Annex A-1

                    [C. K. COOPER & COMPANY, INC LETTERHEAD]



January 19, 2001




PONTOTOC PRODUCTION, INC.
808 E. Main Street
Ada, OK 74820

Attention:        Board of Directors:


Dear Sirs:

         You have requested our opinion as to the fairness, from a financial point of view, to the existing holders, as a group, collectively, referred to herein as "Shareholders", of common stock, par value $0.0001 per share ("Common Stock"), of Pontotoc Production, Inc., a Nevada corporation ("Pontotoc"), of the aggregate consideration to be received as set forth in the Agreement and Plan of Merger, dated January 19, 2001 (the "Merger Agreement"), by and among Ascent Energy Inc., a Delaware corporation ("Parent"), Pontotoc Acquisition Corp., a Nevada corporation and a direct wholly-owned subsidiary of Parent ("Merger Sub"), and Pontotoc. Pursuant to the Merger Agreement, the Merger Sub has agreed to commence an exchange offer (the "Offer") to acquire all of the outstanding shares of Pontotoc's Common Stock at a price per share of $9.00 cash, and one share of 8% Series B Convertible Preferred Stock, par value $0.001 per share ("Parent Preferred Stock"), of Parent with a liquidation preference equal to $2.50 per share. The price payable in the Offer for shares of Pontotoc Common Stock is herein referred to as the "Offer Price." The Merger Agreement also provides for the subsequent merger (the "Merger") of the Merger Sub into Pontotoc, pursuant to which each share of Pontotoc Common Stock outstanding at the effective time of the Merger will be converted into the right to receive cash and Parent Preferred Stock equal to the Offer Price. The Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are set forth more fully in the Merger Agreement.

         In connection with our review of the Transaction, and in arriving at our opinion described below, we have reviewed business and financial information relating to Pontotoc. We have, among other things:

     1.   reviewed the Merger Agreement and related documents;

     2.   reviewed the Certificate of Designations of the Parent Preferred
          Stock;

     3. reviewed the Annual Report on Form 10-KSB for the year ended March 31, 2000 and the Quarterly Reports on Form 10-QSB and related unaudited financial information for certain interim periods, including six months ended September 30, 2000, of Pontotoc;

     4.   reviewed the most recent filed Proxy Statement of Pontotoc;

     5. reviewed Pontotoc's proved oil and gas reserves and the standardized measure of discounted future net cash flows relating to proved oil and gas reserves as of March 31, 2000, estimated by Fletcher Lewis Engineering, Inc., independent petroleum engineers, and adjusted by Pontotoc management to December 31, 2000;

                                                      PONTOTOC PRODUCTIONS, INC.
                                                                     Page 2 of 3

     6. discussed with certain members of Pontotoc's senior management regarding their operations, historical financial statements and future prospects;

     7. reviewed certain operating and financial information of Pontotoc, including projections and operating assumptions, relating to their business and prospects, which was provided to us by Pontotoc;

     8. reviewed historical market prices and trading volumes for Pontotoc's Common Stock;

     9. reviewed publicly available financial data and stock market performance data of publicly held companies that we deemed generally comparable to Pontotoc;

     10. reviewed the financial terms of certain business combinations of comparable exploration and production companies; and

     11. have conducted other analyses and investigations as we deemed appropriate under the circumstances.

         In connection with our review, we have not independently verified any of the foregoing information, and we have relied upon such information being complete and accurate in all material respects. We have assumed, with your consent, that the financial forecasts provided to us and discussed with us have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the senior management and key personnel of Pontotoc. In addition, we have not conducted a physical inspection or made an independent evaluation or appraisal of assets of Pontotoc, nor have we been furnished with any such evaluation or appraisal. Our opinion relates to Pontotoc as a going concern and, accordingly, we express no opinion based on its liquidation value. In rendering our opinion, we have assumed that in the course of obtaining any necessary regulatory and governmental approvals for the proposed Transaction, no restriction will be imposed that will have a material adverse effect on the contemplated benefits of the proposed Transaction. Our opinion is based on circumstances as they exist and can be evaluated on, and the information made available to us at, the date hereof and is without regard to any market, economic, financial, legal or other circumstances or event of any kind of nature that may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

         C. K. Cooper & Company, Inc. as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwriting, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will receive a fee for our services in connection with rendering our opinion. In the ordinary course of our business, we may actively trade the securities of Pontotoc for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

         It is understood that this letter is for the information of the Board of Directors of Pontotoc in connection with their consideration of the Transaction and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purpose, without C. K. Cooper & Company, Inc.'s prior written consent, which consent will not be unreasonably withheld. However, notwithstanding the foregoing, we consent to the inclusion of the opinion in the Registration Statement on Form S-4, including the prospectus constituting a part hereof, the Schedule TO, Schedule 14D-9 and proxy or information statement (if any) or relating to the Transaction.

         Our opinion does not address the merits of the underlying decision by Pontotoc to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which Pontotoc might engage. We were not authorized to solicit, and did not solicit, other potential parties with respect to a business combination with Pontotoc. This opinion is not intended to be and does not constitute a recommendation to any Shareholder regarding whether to tender shares of Pontotoc Common Stock in the Offer or as to how such holder should vote on the approval and adoption of the Merger Agreement or any matter related

                                                      PONTOTOC PRODUCTIONS, INC.
                                                                     Page 3 of 3

thereto. We are not expressing any opinion herein as to the prices at which Pontotoc Stock has traded or will trade following the announcement of the Transaction.

         Our opinion addresses solely the fairness of the aggregate transaction consideration payable in the Transaction to holders of Pontotoc Common Stock as a group and not the allocation thereof among the holders of any class or series of Pontotoc Common Stock. Our opinion addresses solely the aggregate Transaction consideration and does not address any other terms or agreements relating to the Transaction.

         Based upon our experience as an investment banker and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof the aggregate consideration to be received by the Shareholders of Pontotoc as a group in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view.

                                Very truly yours,


                          C. K. COOPER & COMPANY, INC.
                          By: /s/ Alexander G. Montano
                                Managing Director

                                                                       Annex A-2

                    [C. K. COOPER & COMPANY, INC. LETTERHEAD]

June 28, 2001



PONTOTOC PRODUCTION, INC.
100 E. 13th Street
Ada, OK 74820

Attention:        Board of Directors

                                     RE: FAIRNESS OPINION DATED JANUARY 19, 2001


Dear Sirs:

         At your request, we have been asked to prepare and submit a letter regarding the Fairness Opinion rendered by our firm dated January 19, 2001 regarding the proposed transaction between Ascent Energy Inc. and Pontotoc Production, Inc.

         Our engagement relating to this transaction was solely for the purpose of obtaining our opinion as to whether the transaction was fair, from a financial point of view to the stockholders of Pontotoc. Our engagement did not include any separate valuation relating to the Series B Preferred Shares to be issued by Ascent Energy Inc. relating to this proposed transaction. As a result of our engagement, our firm did not undertake any separate valuation of the Series B Preferred Shares. The opinion rendered by our firm was based upon the total consideration of $9.00 in cash plus one share of Series B Preferred Stock of Ascent Energy for each share of common stock of Pontotoc Production, Inc.

         We are aware, that management of Pontotoc Production, Inc. has estimated the value of the Series B Preferred Shares at $1.50 per share. We recognize that the value of the Series B Preferred Shares is uncertain and subject to change and may in fact be more or less than $1.50 per share. In light of the uncertainty of the value of the Series B Preferred Shares, we wish to confirm that, based on the assumptions and limitations set forth in our prior letter dated January 19, 2001, it is our opinion that, as of the date hereof, the aggregate consideration to be received by the Shareholders of Pontotoc as a group in the transaction pursuant to the Merger Agreement, without regard to the value of the Series B Preferred Shares, is fair, from a financial point of view.

                                Very truly yours,

                          C. K. COOPER & COMPANY, INC.
                          By: /s/ Alexander G. Montano
                                Managing Director

                                                                         ANNEX B

                            PONTOTOC PRODUCTION, INC.
                                  808 EAST MAIN
                               ADA, OKLAHOMA 74820

                        INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                        OF 1934 AND RULE 14F-1 THEREUNDER

         This Information Statement is being mailed to stockholders of Pontotoc Production, Inc. (the "Company") on or about June 29, 2001, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Ascent Energy Inc., a Delaware corporation ("Ascent Energy"), to a majority of seats on the Board of Directors of the Company. There will be no vote or other action by stockholders of the Company in connection with this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

         On January 19, 2001, the Company entered into an Agreement and Plan of Merger, as amended (the "Merger Agreement"), with Ascent Energy and Pontotoc Acquisition Corp. (the "Purchaser"), a Nevada corporation and wholly owned subsidiary of Ascent Energy. Pursuant to the Merger Agreement, the Purchaser has commenced an offer to exchange for each outstanding share of the Company's common stock, par value $.0001 per share (collectively, the "Shares"): (i) $9.00 in cash and (ii) one share of Ascent Energy's 8% Series B mandatorily convertible preferred stock, upon the terms and conditions set forth in the Prospectus relating to the exchange offer, dated June 29, 2001 (the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as amended and supplemented, constitute the "Offer"). Copies of the Prospectus and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Ascent Energy and the Purchaser with the Securities and Exchange Commission (the "SEC") on June 29, 2001.

         The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Nevada, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Ascent Energy. At the effective time of the Merger, each issued and outstanding Share (other than any Shares that are owned by the Company) will be converted into the right to receive the amount in cash and shares of Ascent Energy's 8% Series B mandatorily convertible preferred stock paid in the Offer.

         This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information provided herein supplements certain information set forth in the Schedule 14D-9. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

             Pursuant to the Merger Agreement, the Purchaser commenced the Offer on June 29, 2001. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on July 27, 2001, unless the Purchaser extends it.

                                     GENERAL

         All voting rights are vested exclusively in the holders of the Company's common stock, with each outstanding share of common stock entitled to one vote. As of the close of business on June 21, 2001, there were 5,323,695 shares of common stock outstanding, of which, to the knowledge of the Company, Ascent Energy and the Purchaser own no shares.

              RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

         The Merger Agreement provides that, promptly upon the purchase of and payment by the Purchaser for Shares equal to at least a majority of the Company's outstanding Shares pursuant to the Offer, Ascent Energy will be entitled to designate such number of directors (the "Purchaser Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

         The Merger Agreement provides that the Company will take all action reasonably necessary to cause the Purchaser Designees to be elected or appointed to the Company's Board of Directors, including increasing the number of directors or seeking and accepting resignations of incumbent directors, or both, and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Purchaser Designees to be so elected.

         Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, the Company will continue to have, until the effective time of the Merger, at least two members of the Board who were directors at the time the Merger Agreement was entered into. Prior to the effective time of the Merger, the affirmative vote of the Company's two continuing directors will be required to:

-        amend or terminate the Merger Agreement on behalf of the Company;

- waive any rights, benefits or remedies of the Company or its stockholders under the Merger Agreement;

- extend the time for performance of Ascent Energy's or the Purchaser's obligations under the Merger Agreement; or

- approve any other action of the Company which is reasonably likely to adversely affect the interests of the Company's stockholders with respect to the transactions contemplated by the Merger Agreement.

         As of the date of this Information Statement, Ascent Energy has not determined who will be the Purchaser Designees. However, Ascent Energy has informed the Company that it will select the Purchaser Designees from the directors and executive officers of Ascent Energy or its affiliates listed in the table below promptly upon the purchase by the Purchaser of a majority of the outstanding Shares on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than July 27, 2001. Upon assuming office, the Purchaser Designees, together with the continuing directors of the Company, will thereafter constitute the entire Board. In addition, Ascent Energy has informed the Company that it will seek the resignation of a number of incumbent directors from the Board. The information contained herein concerning Ascent Energy and its directors and executive officers and those of its affiliates has been furnished by Ascent Energy and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

         The name, age, present principal occupation or employment and five-year employment history of each of the potential Purchaser Designees are set forth below. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Ascent Energy, to the best of Ascent Energy's knowledge, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Ascent Energy that, to the best of Ascent Energy's knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein or in the Schedule 14D-9. The principal business address of Ascent Energy and, unless otherwise indicated, the business address for each person listed below is Ascent Energy Inc., 650 Poydras Street, Suite 2200, New Orleans, Louisiana 70130.


                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                        AGE   MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                        ---   ----------------------------------------------

Nicholas Tell, Jr........   39      Mr. Tell has been the Chairman of the Board
                                    of Ascent Energy since its inception on
                                    January 9, 2001. He has served as the
                                    Chairman of the Board of Forman Petroleum
                                    Corporation since January 2000. Mr. Tell is
                                    a Managing Director of Trust Company of the
                                    West, which he joined in 1995. Previously,
                                    Mr. Tell was Vice President and Counsel of
                                    Crescent prior to its acquisition by Trust
                                    Company of the West in 1995. Prior to
                                    joining Crescent, Mr. Tell was a senior
                                    associate at Latham & Watkins. Mr. Tell
                                    received his Juris Doctor from the
                                    University of Chicago and his B.A. from
                                    Carleton College.



Jeffrey Clarke...........   55      Mr. Clarke has been the President and a
                                    director of Ascent Energy since its
                                    inception. He has served as a director of
                                    Forman Petroleum Corporation since January
                                    2000, and has served as its President from
                                    June 2000 to present. From September 1993 to
                                    March 2000, Mr. Clarke served as Chairman
                                    and Chief Executive Officer of Coho Energy,
                                    Inc., an independent energy company engaged,
                                    through its wholly owned subsidiaries, in
                                    the development and production of, and
                                    exploration for, crude oil and natural gas
                                    principally in Mississippi and Oklahoma
                                    ("Coho"). From August 1990 to September
                                    1993, he served as President and Chief
                                    Operating Officer of Coho. Prior to that
                                    time, Mr. Clarke served in various
                                    capacities with Coho Resources, Ltd. and
                                    Coho Resources, Inc., affiliates of Coho.
                                    Coho and certain of its affiliates filed for
                                    protection under Chapter 11 of the United
                                    States Bankruptcy Code on August 23, 1999.
                                    Coho's bankruptcy reorganization plan was
                                    approved in March 2000. Mr. Clarke holds a
                                    B.S. in Physics from the University of Wales
                                    and conducted postgraduate work in Physics
                                    at the University of East Anglia.


                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                        AGE   MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                        ---   ----------------------------------------------

Daniel O. Conwill........   40      Mr. Conwill has been a director of Ascent
                                    Energy since its inception. He has been an
                                    Executive Vice President and Director of
                                    Corporate Finance of Jefferies & Company,
                                    Inc. ("Jefferies") since 1993. Mr. Conwill
                                    has also been a member of the Board of
                                    Directors of Jefferies since 1993. From June
                                    1987 to January 1993, he was a Managing
                                    Director in the corporate finance department
                                    of Howard, Weil, Labouisse, Friedrichs
                                    Incorporated, where he had primary
                                    responsibility for exploration and
                                    production companies. From February 1985 to
                                    June 1987, Mr. Conwill was a certified
                                    public accountant with the tax department of
                                    Arthur Andersen & Co. Mr. Conwill received
                                    bachelor and masters degrees in Accounting
                                    from the University of Mississippi and a law
                                    degree from the University of Mississippi
                                    School of Law.



Jerry W. Box.............   62      Mr. Box has been a director of Ascent Energy
                                    since its inception. He has served as a
                                    director of Forman Petroleum Corporation
                                    since January 2000. He served as President
                                    and Chief Operating Officer of Oryx Energy
                                    Company ("Oryx") from 1998 until shortly
                                    after the merger of Oryx with Kerr-McGee
                                    Corporation in early 1999. From 1988 through
                                    1998, Mr. Box served in various other
                                    capacities with Oryx. Mr. Box holds a B.S.
                                    and an M.S. in Geology from Louisiana Tech
                                    University. He is also a graduate of the
                                    Program for Management Development at
                                    Harvard Business School.



                        OWNERSHIP OF COMMON STOCK BY THE
                      PRINCIPAL STOCKHOLDERS AND MANAGEMENT

         The following table sets forth information as of June 21, 2001, with respect to the beneficial ownership of the Company's common stock by:

- each person who is known by the Company to beneficially own more than 5% of its common stock;

-        each director and executive officer of the Company; and

-        all directors and executive officers of the Company as a group.


         Except as otherwise indicated, persons listed below have sole voting and investment power with respect to all shares held by them. The number of shares of common stock outstanding used to calculate the percentage for each person listed includes the shares of common stock which could be acquired by that person upon the exercise of an option within 60 days of June 21, 2001, but excludes such shares of common stock which could be so acquired by any other person.



NAME AND ADDRESS                        SHARES OF COMMON STOCK            PERCENT OF
OF BENEFICIAL OWNER                       BENEFICIALLY OWNED             COMMON STOCK
--------------------                    -----------------------          ------------
James "Robby" Robson, Jr............          595,997(1)                     11.1%

Todd Robson.........................          592,551(2)                     11.1%

James Robson, Sr....................          398,813(3)                      7.5%

Brian K. Gourley....................           58,671                         1.1%

Timothy A. Jurek....................           85,000(4)                      1.6%

Lyle P. Phillips....................          299,000(5)                      5.6%

All Directors and Executive
Officers as a Group (6 persons).....        2,030,032(1)(2)(3)(4)            37.7%

--------------
* Less than one percent.

(1) Includes 2,000 shares held by Mr. Robson's children, 2,000 shares underlying currently exercisable stock options held by Mr. Robson's wife and 22,500 shares underlying currently exercisable stock options held directly.

(2)      Includes 22,500 shares underlying currently exercisable stock options.

(3)      Includes 7,500 shares underlying currently exercisable stock options.

(4) Includes 60,000 shares held by Mr. Jurek as trustee of four trusts for the benefit of Mr. Jurek and members of his immediate family.

(5) Represents 256,000 shares held by Mr. Phillips' revocable trust, 25,000 shares held by Mr. Phillips' wife's revocable trust and 18,000 shares held by a trust of which Mr. Phillips' wife serves as trustee.

                               BOARD OF DIRECTORS

         The number of directors comprising the Board of Directors of the Company is currently set at six. Each of the Company's directors is elected for a one-year term. The following table sets forth the name, age, positions and offices presently held with the Company for each director and the year each director first became a director of the Company:





                                                                                         YEAR FIRST
NAME                                  AGE                POSITION                     ELECTED DIRECTOR
----                                  ---                --------                    ------------------
James "Robby" Robson, Jr. ..........   42     Director, President and Chief Executive        1997
                                              Officer

Todd Robson ........................   38     Director, Vice President, Secretary and        1997
                                              Treasurer

James Robson, Sr. ..................   62     Director and Vice President                    1997

Brian K. Gourley ...................   39     Director                                       1998

Timothy A. Jurek ...................   49     Director                                       1999

Lyle P. Phillips ...................   63     Director                                       1999



         There are no family relationships among any of the Company's directors or executive officers except that James "Robby" Robson, Jr. and Todd Robson are brothers and their father is James Robson, Sr.

         Set forth below is certain information concerning the principal occupations and employment of each of the Company's directors and executive officers during at least the last five years:

         JAMES "ROBBY" ROBSON, JR. Mr. Robson has served as the President, Chief Executive Officer and a director of the Company since December 1997, and has held these same positions with Pontotoc Production Company, Inc., the Company's wholly owned subsidiary ("PPCI"), since January 1987. From January 1985 through January 1987, he worked as a consultant for PPCI. From April 1982 until January 1985, he served as the President of Robco Oil Co., Inc. ("Robco"). From August 1981 until March 1982 he served as Vice President of Marketing for Daner Oil Co., Inc. From March 1981 until August 1981, he was a free agent running back with the Pittsburgh Steelers. Mr. Robson attended Youngstown State University from 1977 until 1981.

         TODD ROBSON. Mr. Robson has served as Vice President, Secretary and a director of the Company since December 1997, and has held these same positions with PPCI since January 1987. From January 1985 until January 1987, he served as President and a Director of PPCI. From January 1983 until January 1985, he was Vice President of Marketing for Robco.

         JAMES ROBSON, SR. Mr. Robson has served as Vice President and a director of the Company since December 1997, and has held these same positions with PPCI since January 1985. From April 1982 until January 1985, he served as Vice President of Operations for Robco.

         BRIAN K. GOURLEY. Mr. Gourley has served as a director of the Company since January 1998. He has served as Chief Operating Officer and a Partner of BetterBody Company, Ada, Oklahoma, a company engaged in orthopedic manufacturing, since January 1998. From April 1989 until January 1997, he served as Vice President of Operations and a Partner of Look, Inc., a company engaged in manufacturing medical eye implant devices. From April 1986 until April 1989, he was the Production Engineering Manager and Chief Engineer of Electrovert USA Corp.

         TIMOTHY A. JUREK. Mr. Jurek has served as a director of the Company since September 1999. He has served as the President of Pontotoc Gathering LLC since March 1999. He worked as a project engineer for Conoco from 1978 until 1981. In 1981, he formed Western States Gas, the first of five natural gas gathering and marketing companies which Mr. Jurek founded and operated between 1981 and 1999. He has provided independent consulting services to the gas industry, been involved with acquisitions and mergers, served as an officer and director and has been a member of gas industry associations.

         LYLE P. PHILLIPS. Mr. Phillips has served as a director of the Company since September 1999. Mr. Phillips has been a private investor since August 1993. From September 1989 to August 1993, he served as Vice Chairman and as a director of First Continental Bank & Trust Co. From March 1991 until December 1992, he also served as the President and CEO of First Continental Bank & Trust. From September 1981 to June 1988, Mr. Phillips served as Vice Chairman, President and CEO of Kustom Electronics.

DIRECTOR COMPENSATION

         Directors receive no compensation for their services on the Board of Directors of the Company, but are reimbursed by the Company for out-of-pocket expenses incurred by them in connection with their services on the Board or any committee thereof.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         During the fiscal year ended March 31, 2001, the Board of Directors held one formal meeting, and all directors attended the meeting. In addition, the Board took action six times during the fiscal year by unanimous written consent. The Board of Directors has established a standing Audit Committee.

         The Audit Committee is composed of Messrs. Gourley, Phillips and Todd Robson. Under the listing standards of the Nasdaq Stock Market, the Company is required to maintain an audit committee composed of a majority of "independent" directors. Messrs. Gourley and Phillips each qualify as "independent" under the current listing standards of the Nasdaq Stock Market. The Audit Committee has adopted a charter and it is attached to this Information Statement as Exhibit A. The Audit Committee is responsible for matters relating to the Company's accounting policies and practices, financial reporting and internal controls. The Audit Committee annually considers the qualifications of the independent auditors of the Company and the independence of the auditors and makes recommendations to the Board of Directors on the engagement of the independent auditors. The Audit Committee reviews with representatives of the independent auditors the scope of the audit examination of the Company's financial statements, results of that examination, any significant accounting issues and any recommendations with respect to internal controls and financial matters. The Audit Committee met four times during the last fiscal year, and all members of the committee were present at the meetings.

         The Company does not have a standing compensation committee or nominating committee.


         SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10 percent of the Company's common stock, to file reports of ownership and changes in ownership of common stock with the SEC. These persons are also required to furnish to the Company copies of all such reports.

         To the Company's knowledge, based solely on its review of the copies of such reports received by the Company and written representations from certain reporting persons, all directors and executive officers of the Company and all more-than-10-percent stockholders complied with all applicable filing requirements during and with respect to the fiscal year ended March 31, 2001.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

         The following table sets forth the compensation for the last three fiscal years of the Company's chief executive officer. No executive officer of the Company received compensation in excess of $100,000 for any of the fiscal years ended March 31, 2001, 2000 or 1999.


                           SUMMARY COMPENSATION TABLE


                                                                                     LONG-TERM COMPENSATION
                                                                                     ----------------------
                                                 ANNUAL COMPENSATION                   AWARDS        PAYOUTS
                                                 -------------------                   ------        -------
                                                                                     SECURITIES
                                                                                     UNDERLYING
NAME AND                                                       OTHER ANNUAL         OPTIONS/SARS         LTIP
PRINCIPAL POSITION          YEAR      SALARY       BONUS       COMPENSATION           (NUMBER)         PAYOUTS
------------------          ----      ------       -----       ------------          --------         -------
James "Robby"               2001       $78,147        --           $7,788(1)           7,500              --
 Robson, Jr.,               2000       $50,160        --            6,561(1)          15,000              --
 President                  1999       $36,500        --            3,504(1)            --                --


--------------
(1)      Represents country club dues paid by the Company.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information with respect to options granted to the executive officers named in the Summary Compensation Table during the fiscal year ended March 31, 2001. The Company has never granted any stock appreciation rights.

                        OPTION GRANTS IN LAST FISCAL YEAR
                                INDIVIDUAL GRANTS



                                       NUMBER OF         % OF TOTAL OPTIONS
                                       SECURITIES       GRANTED TO EMPLOYEES
                                       UNDERLYING                IN              EXERCISE PRICE
NAME                                     OPTIONS             FISCAL YEAR           ($/SHARE)         EXPIRATION DATE
----                                     -------             -----------           ---------         ---------------
James "Robby" Robson, Jr.                 7,500                 9.6%                  $7.75               5/31/05


              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

         The following table sets forth information with respect to the executive officers named in the Summary Compensation Table regarding the exercise of options to purchase common stock during the fiscal year ended March 31, 2001, and unexercised options held as of March 31, 2001. The Company has never granted any stock appreciation rights.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES



                                                                      SECURITIES UNDERLYING           VALUE OF UNEXERCISED
                                                                     UNEXERCISED OPTIONS AT          IN-THE-MONEY OPTIONS AT
                                                                           FY-END (#)                       FY-END ($)(1)
                                                                     ----------------------          ------------------------

                                  SHARES ACQUIRED
                                  ON EXERCISE          VALUE
NAME                                   (#)           REALIZED($)   EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                              ---------------    -----------   -----------    -------------    -----------    -------------
James "Robby" Robson, Jr.                0               0          22,500             0            $84,855            0


--------------
(1) Market value of the underlying securities at fiscal year-end minus the option exercise price. The closing price of the common stock on the Nasdaq National Market on March 30, 2001, the last trading day of the fiscal year, was $9.688.

STOCK OPTION PLAN

         In November 1997, the Board of Directors adopted, and the Company stockholders approved, a Stock Option Plan (the "Plan"). A total of 500,000 shares of the Company's common stock has been reserved for issuance under the Plan. As of the date of this Information Statement, options to purchase a total of 129,050 shares of the Company's common stock were outstanding under the Plan.

         The Plan allows the Board to grant stock options from time to time to employees, officers, directors and consultants of the Company. The Board determines which eligible individuals are to receive grants of options and the terms of the options granted, including the number of shares and vesting requirements, if any. The Board has the power to determine at the time that an option is granted whether the option will be an incentive stock option (an option which qualifies under Section 422 of the Internal Revenue Code of 1986) or a nonqualified option. The option price for any option will be no less than the fair market value of the common stock on the date the option is granted.

         Since all options granted under the Plan must have an exercise price of no less than the fair market value on the date of grant, the Company will not record any expense upon the grant of options, regardless of whether or not they are incentive stock options, for stock options granted to employees. In accordance with FASB Interpretation No. 44 of APB25, Accounting for Stock Issued to Employees, stock options granted to non-employees subsequent to December 15, 1998, are measured at the fair value of the options. The Interpretation requires accounting recognition attributable to the service period remaining subsequent to July 1, 2000. Generally, there will be no federal income tax consequences to the Company in connection with incentive stock options granted under the Plan. With regard to nonqualified options, the Company will ordinarily be entitled to deductions for income tax purposes of the amount that option holders report as ordinary income upon the exercise of such options, in the year such income is reported.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In March 1999, the Company and Timothy A. Jurek (who has approximately 20 years experience in building and operating natural gas gathering and marketing companies) formed Pontotoc Gathering LLC, an Oklahoma limited liability company, for the purpose of building a gas line which could be used to transport and market gas from the Company's existing and future wells in Pontotoc County, Oklahoma. The Company and Mr. Jurek each owned 45% of this limited liability company and two employees of the limited liability company owned, in the aggregate, the other 10%. In September 1999, Mr. Jurek was added to the Company's Board of Directors.

         In May 2000, the owners of Pontotoc Gathering LLC formed Pontotoc Holdings, Inc. to own the interests of Pontotoc Gathering LLC and exchanged their ownership interests for shares of Pontotoc Holdings, Inc. As a result of this transaction, the outstanding shares of Pontotoc Holdings, Inc. became owned 45% by the Company, 30% by Mr. Jurek, as trustee of four family trusts, and 25% by the other two previous owners of Pontotoc Gathering LLC. On March 1, 2001, the Company acquired the 55% ownership it did not own from the other stockholders of Pontotoc Holdings, Inc. in exchange for an aggregate of 110,000 shares of the Company's common stock. Mr. Jurek, as trustee of four family trusts, received 60,000 of the shares of the Company's common stock in this transaction.

         The Company sold its natural gas to Pontotoc Gathering LLC under an 80/20 contract through February 2001, under which the Company received 80% of the spot price less the cost of transportation. From April 1, 2000 through February 28, 2001, natural gas sales to Pontotoc Gathering LLC totaled approximately $933,064. Prior to establishing Pontotoc Gathering LLC, the Company had received approximately 55% of the spot price less the cost of transportation on its sales of natural gas.

         Management believes that the terms of the transactions with Pontotoc Gathering LLC were at least as favorable as those which could be obtained from nonaffiliated parties.